Schedule A

To the Distribution Agreement List of Funds

Dated as of October 25, 2021

All Share Classes of the Following Funds:

Highland Funds I:

NexPoint Event Driven Fund

Highland/iBoxx Senior Loan ETF

NexPoint Merger Arbitrage Fund

Highland Funds II:

Highland Small-Cap Equity Fund